UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-35075

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Western Copper and Gold Corporation

(Translation of registrant's name into English)

15th Floor, 1040 West Georgia Street
Vancouver, B.C.  V6E 4H1

Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

EXPLANATORY NOTE

This amendment to the Report on Form 6-K of Western Copper and Gold Corporation previously filed on July 28, 2020, is being filed in order to fix certain formatting and technical issues contained in Exhibit 99.1 to such Report on Form 6-K. There are no other changes to the original Report on Form 6-K.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated June 2, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN COPPER AND GOLD CORP.

Date: July 29, 2020

By:      /s/ Paul West-Sells

Name: Paul West-Sells

Title: Chief Executive Officer